Exhibit 99.1

EBANG INTERNATIONAL HOLDINGS INC.

(incorporated in the Cayman Islands with limited liability)

(Nasdaq: EBON)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 20, 2022

(or any adjournment(s) or postponement(s) thereof)

To the Shareholders of Ebang International Holdings Inc.:

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of shareholders (the “2022 EGM”) of Ebang International Holdings Inc. (the “Company”), will be held on November 20, 2022 at 8:00 a.m. (Singapore Time), at 12 Marina View, #20-02B, Asia Square Tower 2, Singapore 018961. Notwithstanding the foregoing or anything to the contrary contained herein, as a precaution due to the outbreak of the coronavirus (COVID-19) and for the sake of health and safety of the shareholders, the directors of the Company may at their discretion change the form of the meeting to be held (i) with a combination of an in-room meeting at the same place, and an online virtual meeting via electronic facilities or (ii) wholly and exclusively by virtual attendance and participation by means of electronic facilities, at the same time and on the same date, or on a different date or (if applicable) at a different location, by way of an announcement without the need to give new notice of the 2022 EGM.

At the 2022 EGM, the following ordinary resolution will be proposed:

1.	THAT with immediate effect upon passing, every thirty (30) issued and unissued Class A Ordinary Shares and Class B Ordinary Shares of the Company of HK$0.001 each (the “Existing Shares”) be consolidated into one (1) share of HK$0.03 each (each a “Consolidated Share”), such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”), so that following the Share Consolidation the authorised share capital of the Company will be changed from HK$380,000.00 divided into 380,000,000 Ordinary Shares of a par value of HK$0.001 each consisting of (i) 333,374,217 Class A Ordinary Shares of a par value of HK$0.001 each, and (ii) 46,625,783 Class B Ordinary Shares of a par value of HK$0.001 each, to HK$380,000.00 divided into 12,666,666.66 Ordinary Shares of a par value of HK$0.03 each of which (i) 11,112,473.90 Class A Ordinary Shares are designated as Class A Ordinary Shares of a par value of HK$0.03 each, and (ii) 1,554,192.76 Class B Ordinary Shares are designated as Class B Ordinary Shares of a par value of HK$0.03 each (the “Share Consolidation”).

THAT all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will be issued to the shareholders of the Company and the Board shall be authorised to settle as it considers expedient any difficulty resulting from the Share Consolidation and to further deal as the Board in its discretion and as it considers expedient, as appropriate, the treatment of all such issued fractional shares arising on a post-consolidation basis (together with the Share Consolidation, the “Proposal”).

As of the date of this Notice of Extraordinary General Meeting of Shareholders (the “Notice”), we have not received notice of any other matters that may be properly presented at the 2022 EGM.

The foregoing items of business are more fully described in the Proxy Statement that is attached and made a part of this Notice.

The board of directors of the Company (the “Board”) recommends that you vote “FOR” the Proposal.

The Board has fixed the close of business on October 27, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the 2022 EGM or any adjournment thereof. Only shareholders of record of the Existing Shares as of the Record Date are entitled to receive notice of and to vote at the 2022 EGM or any adjournment thereof.

All shareholders of record of the Existing Shares as of the Record Date are cordially invited to attend the 2022 EGM in person. Your vote is important. When you arrive at the 2022 EGM, you must present photo identification, such as a passport or driver’s license. In order to prevent the spread of COVID-19 and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the 2022 EGM. All officers and agents of the Company reserve the right to refuse any person entry to the 2022 EGM venue, or to instruct any person to leave the 2022 EGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the 2022 EGM.

The Company does not in any way wish to diminish the opportunity available to shareholders to exercise their rights and to vote, but is conscious of the pressing need to protect shareholders from possible exposure to the COVID-19 pandemic. For the health and safety of shareholders, the Company would like to encourage shareholders to exercise their right to vote at the 2022 EGM by appointing the chairman of the Board as the chairman of the 2022 EGM (the “Chairman”) as their proxy instead of attending the 2022 EGM in person. Physical attendance is not necessary for the purpose of exercising shareholder rights. Completion and return of the proxy form will not preclude shareholders from attending and voting in person at the 2022 EGM or any adjournment thereof should they subsequently so wish and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

Whether or not you expect to attend the 2022 EGM, it is important that your shares be represented and voted during the meeting. We urge you to promptly complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope to us as promptly as possible and before the prescribed deadline in order to ensure representation of your shares. It will help in our preparations for the 2022 EGM if you would check the box on the form of proxy if you plan on attending the 2022 EGM. We must receive the proxy form by no later than 8:00 a.m. (Singapore Time), on November 18, 2022 to ensure your representation at the 2022 EGM. You may also vote by proxy by email or via the Internet using the instructions provided in the enclosed proxy card. Your proxy is revocable in accordance with the procedures set forth in the Proxy Statement. Please be advised that if you are not a holder of Class A Ordinary Shares or Class B Ordinary Shares on the Record Date, you are not entitled to vote and any proxies received from persons who are not record holders of Class A Ordinary Shares or Class B Ordinary Shares on the Record Date will be disregarded.

Shares represented by all properly executed proxies returned to the Company will be voted at the 2022 EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his, her or their discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy card. Where the Chairman acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the Proposal.

Hangzhou, People’s Republic of China	By Order of the Board of Directors,

October 28, 2022	/s/ Dong Hu
	Name:	Dong Hu
	Title:	Chairman, Chief Executive Officer and Chief Financial Officer

Notwithstanding the foregoing or anything to the contrary contained herein, as a precaution due to the outbreak of the coronavirus (COVID-19) and for the sake of health and safety of the shareholders, the directors of the Company may at their discretion change the form of the meeting to be held (i) with a combination of an in-room meeting at the same place, and an online virtual meeting via electronic facilities or (ii) wholly and exclusively by virtual attendance and participation by means of electronic facilities, at the same time and on the same date, or on a different date or (if applicable) at a different location, by way of an announcement without the need to give new notice of the 2022 EGM.

WHETHER OR NOT YOU PLAN TO ATTEND THE 2022 EGM, PLEASE PROMPTLY VOTE VIA INTERNET, By email OR BY COMPLETING, SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD.

EBANG INTERNATIONAL HOLDINGS INC.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 20, 2022

PROXY STATEMENT

The board of directors (the “Board”) of Ebang International Holdings Inc. (the “Company,” “our” or “us”) is soliciting proxies for the extraordinary general meeting of shareholders (the “2022 EGM”) of the Company to be held on Sunday, November 20, 2022, at 8:00 a.m. (Singapore Time), at 12 Marina View, #20-02B, Asia Square Tower 2, Singapore 018961 or any adjournment thereof. Only holders of record of the Company’s Class A ordinary shares, par value HK$0.001 per share (“Class A Ordinary Shares”) and Class B ordinary shares, par value HK$0.001 per share (“Class B Ordinary Shares”) at the close of business on October 27, 2022 (the “Record Date”) are entitled to attend and vote at the 2022 EGM or at any adjournment thereof. One (1) or two (2) shareholders entitled to vote and present in person or by proxy (or in the case of a shareholder being a corporation, by its duly authorized representative) representing not less than one-third in nominal value of all votes attaching to the total issued voting shares in the Company shall form a quorum.

Any shareholder entitled to attend and vote at the 2022 EGM is recommended to appoint the chairman of the Board (the “Chairman”) as his/her/their proxy to attend and vote on behalf of him/her/them. A proxy need not be a shareholder of the Company. A shareholder who is the holder of two (2) or more shares may appoint more than one (1) proxy to represent him/her/them and vote on his/her/their behalf at the 2022 EGM. On a vote by way of poll, each holder of the Company’s Class A Ordinary Shares shall be entitled to one (1) vote in respect of each fully paid Class A Ordinary Share held by him/her/them on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to twenty (20) votes in respect of each Class B Ordinary Share held by him/her/them on the Record Date.

A proxy statement describing the matters to be voted upon at the 2022 EGM along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about November 3, 2022, to all shareholders entitled to vote at the 2022 EGM. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”), under cover of Form 6-K and will be available on our website at www.ebang.com on or about October 28, 2022. If you plan to attend the 2022 EGM and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your Class A Ordinary Shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2022 EGM.

Whether or not you expect to attend the 2022 EGM, it is important that your shares be represented and voted during the meeting. We urge you to promptly complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope to us as promptly as possible and before 8:00 a.m. (Singapore Time) on November 18, 2022 in order to ensure representation of your shares. It will help in our preparations for the 2022 EGM if you would check the box on the form of proxy if you plan on attending the 2022 EGM. We must receive the proxy form by no later than 8:00 a.m. (Singapore Time), on November 18, 2022 to be validly included in the tally of shares voted at the 2022 EGM. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card. You may also vote by proxy by email or via the Internet using the instructions provided in the enclosed proxy card. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

QUESTIONS AND ANSWERS ABOUT

THE 2022 EGM, THE PROXY MATERIALS AND VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the proxy materials to you in connection with the solicitation of proxies for use at the 2022 EGM. As a shareholder, you are invited to attend the 2022 EGM and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2022 EGM. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

WHAT PROPOSAL WILL BE VOTED ON AT THE 2022 EGM?

There is one proposal that will be voted on at the 2022 EGM:

1.	THAT with immediate effect upon passing, every thirty (30) issued and unissued Class A Ordinary Shares and Class B Ordinary Shares of the Company of HK$0.001 each (the “Existing Shares”) be consolidated into one (1) share of HK$0.03 each (each a “Consolidated Share”), such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”), so that following the Share Consolidation the authorised share capital of the Company will be changed from HK$380,000.00 divided into 380,000,000 Ordinary Shares of a par value of HK$0.001 each consisting of (i) 333,374,217 Class A Ordinary Shares of a par value of HK$0.001 each, and (ii) 46,625,783 Class B Ordinary Shares of a par value of HK$0.001 each, to HK$380,000.00 divided into 12,666,666.66 Ordinary Shares of a par value of HK$0.03 each of which (i) 11,112,473.90 Class A Ordinary Shares are designated as Class A Ordinary Shares of a par value of HK$0.03 each, and (ii) 1,554,192.76 Class B Ordinary Shares are designated as Class B Ordinary Shares of a par value of HK$0.03 each (the “Share Consolidation”).

THAT all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will be issued to the shareholders of the Company and the Board shall be authorised to settle as it considers expedient any difficulty resulting from the Share Consolidation and to further deal as the Board in its discretion and as it considers expedient, as appropriate, the treatment of all such issued fractional shares arising on a post-consolidation basis (together with the Share Consolidation, the “Proposal”).

We may also transact such other business as may properly come before the 2022 EGM.

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends that you vote “FOR” the Proposal.

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2022 EGM?

If any other matters are properly presented for consideration at the 2022 EGM, including, among other things, consideration of a motion to adjourn or postpone the 2022 EGM to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2022 EGM.

WHO CAN VOTE AT THE 2022 EGM?

Shareholders of record at the close of business on October 27, 2022, the date established by the Board for determining the shareholders entitled to vote at our 2022 EGM (the “Record Date”), are entitled to vote at the 2022 EGM.

On the Record Date, 141,750,554 shares of our Class A Ordinary Shares (representing 141,750,554 votes) and 46,625,783 shares of our Class B Ordinary Shares (representing 932,515,660 votes) were outstanding and entitled to vote at the 2022 EGM. Holders of Class A Ordinary Shares and Class B Ordinary Shares will vote together as a single class on the Proposal to be voted on at the 2022 EGM.

On a vote by way of poll, each holder of the Company’s Class A Ordinary Shares shall be entitled to one (1) vote in respect of each Class A Ordinary Share held by him/her/them on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to twenty (20) votes in respect of each Class B Ordinary Share held by him/her/them on the Record Date.

A list of the shareholders of record as of October 27, 2022 will be available for inspection at the 2022 EGM.

WHAT CONSTITUTES A QUORUM?

One (1) or two (2) shareholders entitled to vote and present in person or by proxy (or in the case of a shareholder being a corporation, by its duly authorized representative) representing not less than one-third of all votes attaching to the total issued voting shares in the Company shall form a quorum. If such members are not present in person or by timely and properly submitted proxies to constitute a quorum, the 2022 EGM may be adjourned to such time and place determined by the Board. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC (“VStock”). The proxy materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the proxy materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2022 EGM, but you may not vote these shares in person at the 2022 EGM unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2022 EGM.

HOW DO I VOTE?

Shareholders of record can vote their shares in person by attending the 2022 EGM or by way of representation by proxy. The proxy card must be received by VStock no later than 8:00 a.m. (Singapore Time) on November 18, 2022 to be validly included in the tally of shares voted at the 2022 EGM.

If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the Internet. Please contact the institution holding your Class A Ordinary Shares or Class B Ordinary Shares for more information.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your Class A Ordinary Shares or Class B Ordinary Shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows: “FOR” the Share Consolidation. If you do not return a proxy, your shares will not be counted for purposes of determining whether a quorum exists and your shares will not be voted at the 2022 EGM.

Beneficial Owners: If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that The Nasdaq Stock Market LLC (“Nasdaq”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. Broker discretionary voting is permitted for the Proposal, and broker non-votes will not be counted towards a quorum and will have the same effect as a vote against the Proposal.  We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

Any shareholder of the Company entitled to attend and vote at the meeting is entitled to appoint another person as his/her/their proxy to attend and vote instead of him/her/them. A proxy need not be a shareholder of the Company. A shareholder who is the holder of two (2) or more shares may appoint more than one (1) proxy to represent him/her/them and vote on his/her/their behalf at the 2022 Extraordinary Meeting. If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified in the relevant form of proxy.

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2022 EGM. If you submitted your proxy by mail, you must file with the Secretary of the Company a written notice of revocation or deliver, prior to the vote at the 2022 EGM, a valid, later-dated proxy not less than 48 hours before the time appointed for the meeting (i.e. not later than 8:00 a.m. (Singapore Time) on November 18, 2022) or the adjourned meeting (as the case may be). Completion and return of the form of proxy shall not preclude a shareholder of the Company from attending and voting in person at the meeting and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the 2022 EGM and voting in person.

For purposes of submitting your proxy, you may change your proxy until 8:00 a.m. (Singapore Time) on November 18, 2022. After this deadline, the last proxy submitted will be the proxy that is counted.

 HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the 2022 EGM. Proxies may be solicited by our directors, executive officers and employees, without additional compensation, in person, or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2022 EGM?

VStock will tabulate and certify the votes. We plan to announce preliminary voting results at the 2022 EGM, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2022 EGM.

WHAT VOTE IS REQUIRED TO APPROVE THE PROPOSAL?

An ordinary resolution passed by the affirmative vote of a simple majority of the votes cast by shareholders, being entitled to do so, in person (or in the case of a corporation, by its duly authorized representative) or by proxy that were present and voted on the Proposal at the 2022 EGM is required to approve the Share Consolidation.

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of the Proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2022 EGM in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of the Proposal.

WHAT DO I NEED TO DO TO ATTEND THE 2022 EGM?

If you plan to attend the 2022 EGM in person, you will need to bring proof of your ownership of shares, such as your proxy card or transfer agent statement and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the 2022 EGM.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the 2022 EGM, you will need to bring an account statement or other acceptable evidence of ownership of shares as of the close of business (Eastern Time) on October 27, 2022. In order to vote at the 2022 EGM, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the 2022 EGM.

WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

Copies of the proxy card, the Notice, and this Proxy Statement are available on our Company’s website at www.ebang.com. The contents of that website are not a part of this Proxy Statement.

THE PROPOSAL

SHARE CONSOLIDATION

Purpose of Share Consolidation

The Company’s Class A Ordinary Shares are listed on the Nasdaq Global Select Market under the trading symbol of “EBON.” In order for the Class A Ordinary Shares to continue to be listed on the Nasdaq Global Select Market, the Company must satisfy various continued listing standards established by Nasdaq. Among others, Nasdaq Listing Rule 5450(a)(1) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Minimum Bid Price Requirement”). On June 24, 2022, the Company announced that it received a notification letter, dated June 17, 2022 (the “Notice”),  from the Listing Qualifications Department of Nasdaq notifying the Company that it was not in compliance with the Minimum Bid Price Requirement for continued listing on the Nasdaq Global Select Market because the closing bid price of the Class A Ordinary Shares was below US$1.00 per share for the previous thirty (30) consecutive business days.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted 180 calendar days from the date of the Notice, or until December 14, 2022 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. As of October 27, 2022, the Company has not yet regained compliance with the Minimum Bid Price Requirement.

To enhance the Company’s ability to regain compliance with the Minimum Bid Price Requirement, the Board believes that it is in the best interest of the Company and the shareholders to effectuate a share consolidation to increase the market price of the ordinary shares. As a result, the Board is soliciting shareholder approval of a share consolidation of the Company’s shares at a ratio of 30:1 and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to the Share Consolidation.

The Board has considered the potential harm to the Company and its shareholders should Nasdaq delist our Class A Ordinary Shares from the Nasdaq Global Select Market. Delisting our Class A Ordinary Shares could adversely affect the liquidity of our Class A Ordinary Shares because alternatives, such as the OTC Bulletin Board, OTC Markets, and the Pink Sheets, are generally considered to be less efficient markets. An investor likely would find it less convenient to sell, or to obtain accurate quotations in seeking to buy our Class A Ordinary Shares on an over-the-counter market. Many investors likely would not buy or sell our Class A Ordinary Shares due to difficulty in accessing over-the-counter markets, policies preventing them from trading in securities not listed on a national exchange or other reasons. In addition, the Board believes that any delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects. The Board believes that the Share Consolidation is an effective means for us to maintain compliance with the rules of Nasdaq and to avoid, or at least mitigate, the likely adverse consequences of our Class A Ordinary Shares being delisted from the Nasdaq Global Select Market by producing the immediate effect of increasing the bid price of our Class A Ordinary Shares.

If this proposal is approved by the shareholders at the 2022 EGM and the Share Consolidation is implemented, we also believe that the increased market price of our Class A Ordinary Shares expected as a result of implementing the Share Consolidation will improve the marketability and liquidity of our Class A Ordinary Shares and will encourage interest and trading in our Class A Ordinary Shares. The Share Consolidation could allow a broader range of institutions to invest in our Class A Ordinary Shares (namely, funds that are prohibited from buying shares whose price is below a certain threshold), potentially increasing the liquidity of our Class A Ordinary Shares. The Share Consolidation could also help increase analyst and broker interest in our shares as their policies can discourage them from following or recommending companies with low share/stock. Because of the trading volatility often associated with low-priced shares/stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced shares/stocks or tend to discourage individual brokers from recommending low-priced shares/stocks to their customers. Some of those policies and practices may function to make the processing of trades in low-priced shares/stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced shares/stocks generally represent a higher percentage of the shares/stock price than commissions on higher-priced share/stocks, the current average price per share of our Class A Ordinary Shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher.

In evaluating whether or not to conduct the Share Consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of share consolidation held by some investors, analysts and other stock market participants; the fact that the share price of some companies that have effected share consolidation has subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from the Nasdaq Global Select Market, and determined that the Share Consolidation is in the best interests of the Company and our shareholders.

Risks of the Share Consolidation

We cannot assure you that the proposed Share Consolidation will increase our share price and have the desired effect of maintaining compliance with the rules of Nasdaq. The Board expects that the Share Consolidation will increase the market price of our Class A Ordinary Shares so that we are able to regain and maintain compliance with the Minimum Bid Price Requirement. However, the effect of the Share Consolidation upon the market price of our Class A Ordinary Shares cannot be predicted with any certainty, and the history of similar share consolidations or reverse share splits for companies in like circumstances is varied.

It is possible that the per share price of our Class A Ordinary Shares after the Share Consolidation will not rise in proportion to the reduction in the number of Class A Ordinary Shares outstanding resulting from the Share Consolidation, and the market price per post-Share Consolidation share may not exceed or remain in excess of the $1.00 minimum bid price for a sustained period of time, and the Share Consolidation may not result in a per share price that would attract brokers and investors who do not trade in lower priced share/stocks. Even if we effect the Share Consolidation, the market price of our Class A Ordinary Shares may decrease due to factors unrelated to the Share Consolidation. In any case, the market price of our Class A Ordinary Shares may also be based on other factors which may be unrelated to the number of shares outstanding, including our future performance. If the Share Consolidation is consummated and the trading price of the Class A Ordinary Shares declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the Share Consolidation. Even if the market price per post-Share Consolidation share of our Class A Ordinary Shares remains in excess of $1.00 per share, we may be delisted due to a failure to meet other continued listing requirements, including Nasdaq requirements related to the minimum stockholders’ equity, the minimum number of shares that must be in the public float, the minimum market value of the public float and the minimum number of shareholders.

The Share Consolidation may decrease the liquidity of our shares. The liquidity of our Class A Ordinary Shares may be harmed by the Share Consolidation given the reduced number of Class A Ordinary Shares that would be outstanding after the Share Consolidation, particularly if the share price does not increase as a result of the Share Consolidation.

Effects of the Share Consolidation

Authorised Shares and Unissued Shares

At the time the Share Consolidation is effective, our authorised ordinary shares, including both Class A Ordinary Shares and Class B Ordinary Shares, will be consolidated at the ratio of one-for-thirty. Accordingly, the number of unissued Class A Ordinary Shares and Class B Ordinary Shares will be reduced at the same ratio.

Issued and Outstanding Shares

The Share Consolidation will also reduce the number of issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares at the ratio of one-for-thirty. In addition, the par value of ordinary shares will be increased by the same ratio.

Proportionate adjustments will be made to the maximum number of Class A Ordinary Shares issuable under, and other terms of, (i) our share plans, and (ii) the number of Class A Ordinary Shares issuable under, and the exercise price of, our outstanding options, warrants, convertible or exchangeable securities.

Because the Share Consolidation would apply to all issued ordinary shares, the Share Consolidation would not alter the relative rights and preferences of our existing shareholders nor affect any shareholder’s proportionate equity interest in the Company. For example, a holder of two percent (2%) of the voting power of our outstanding securities immediately prior to the effectiveness of the Share Consolidation will generally continue to hold two percent (2%) of the voting power of our outstanding securities immediately after the Share Consolidation. Moreover, the number of shareholders of record of the Company’s Class A Ordinary Shares and Class B Ordinary Shares will not be affected by the Share Consolidation.

Effect on Employee Plans, Options, Restricted Share Awards, Restricted Share Unit Awards and Convertible or Exchangeable Securities

Pursuant to the terms of the Amended and Restated 2020 Share Incentive Plan and the 2021 Share Incentive Plan (collectively, the “Plans”), the Board or a committee thereof, as applicable, will make such proportionate adjustments, if any, as the Board or a committee thereof, in its discretion may deem appropriate to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the Plans; (b) the terms and conditions of any outstanding awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (c) the grant or exercise price per share for any outstanding awards under the Plans. Based upon the Share Consolidation ratio determined by the Board, proportionate adjustments are also generally required to be made to the per share exercise or conversion prices, as applicable, and the number of Class A Ordinary Shares issuable upon the exercise or conversion, as applicable, of outstanding options and warrants, and any other convertible or exchangeable securities that may entitle the holders thereof to purchase, exchange for, or convert into, Class A Ordinary Shares. This would result in approximately the same aggregate price being required to be paid under such options, warrants and other then outstanding convertible or exchangeable securities upon exercise or conversion, as applicable, and approximately the same value of Class A Ordinary Shares being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidation. The number of Class A Ordinary Shares subject to restricted share awards will be similarly adjusted. The number of Class A Ordinary Shares reserved for issuance pursuant to these securities and our Plans will be adjusted proportionately based upon the Share Consolidation ratio determined by the Board.

Listing

The Share Consolidation will directly affect the listing of our Class A Ordinary Shares on the Nasdaq Global Select Market, where they currently trade, and we believe that the Share Consolidation could potentially increase our share price, facilitating compliance with the Minimum Bid Price Requirement. Following the Share Consolidation, we intend for our Class A Ordinary Shares to continue to be listed on the Nasdaq Global Select Market under the symbol “EBON,” subject to our ability to continue to comply with Nasdaq rules, although our Class A Ordinary Shares would have a new committee on uniform securities identification procedures (“CUSIP”) number, a number used to identify our Class A Ordinary Shares.

“Public Company” Status

Our Class A Ordinary Shares are currently registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we are subject to the “public company” periodic reporting and other requirements of the Exchange Act. The proposed Share Consolidation will not affect our status as a public company or its registration under the Exchange Act. The Share Consolidation is not intended as, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Exchange Act.

Odd Lot Transactions

It is likely that some of our shareholders will own “odd-lots” of less than 100 Class A Ordinary Shares following the Share Consolidation. A purchase or sale of less than 100 Class A Ordinary Shares (an “odd lot” transaction) may result in incrementally higher trading costs through certain brokers, particularly “full service” brokers, and generally may be more difficult than a “round lot” sale. Therefore, those shareholders who own less than 100 Class A Ordinary Shares following the Share Consolidation may be required to pay somewhat higher transaction costs and may experience some difficulties or delays should they then determine to sell their Class A Ordinary Shares.

Fractional Shares

All fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will be issued to the shareholders of the Company and the Board shall be authorised to settle as it considers expedient any difficulty resulting from the Share Consolidation and to further deal as the Board in its discretion and as it considers expedient, as appropriate, the treatment of all such issued fractional shares arising on a post-consolidation basis.

The Board will have the authority to issue fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation so that such affected shareholder will hold fractional shares resulting from the Share Consolidation. Any shareholder with fractional shares will be entitled, upon surrendering to the exchange agent of certificates representing such ordinary shares or, in the case of non-certificated ordinary shares, such proof of ownership as required by the exchange agent, to receive certificates representing such ordinary shares with fractional entitlements.

If the Share Consolidation is not approved, then any fractional entitlement to the issued Consolidated Shares resulting from the Share Consolidation will not be applicable.

No Dissenters’ Rights

Under Cayman law, our shareholders would not be entitled to dissenters’ rights in connection with the implementation of the Share Consolidation, and we will not independently provide our shareholders with any such rights.

Accounting Consequences

Following effectiveness of the Share Consolidation, the net income or loss and net book value per ordinary share will be increased because there will be fewer ordinary shares outstanding. We do not anticipate that any other accounting consequences would arise as a result of the Share Consolidation.

Procedure for Implementing the Share Consolidation

Class A Ordinary Shares

Exchange of Share Certificates

As of the effectiveness of the Share Consolidation, each certificate representing our Class A Ordinary Shares outstanding before the Share Consolidation will be deemed, for all corporate purposes, to evidence ownership of the reduced number of Class A Ordinary Shares resulting from the Share Consolidation. All Class A Ordinary Shares underlying options, warrants and other securities exchangeable or exercisable for or convertible into Class A Ordinary Shares also automatically will be adjusted on such date of effectiveness of the Share Consolidation.

Our transfer agent, VStock Transfer, LLC, will act as the exchange agent for purposes of exchanging share certificates for Class A Ordinary Shares subsequent to the Share Consolidation. Shortly after the effectiveness of the Share Consolidation, shareholders of record will receive written instructions requesting them to complete and return a letter of transmittal and surrender their old share certificates for new share certificates reflecting the adjusted number of shares as a result of the Share Consolidation. Certificates representing Class A Ordinary Shares issued in connection with the Share Consolidation will continue to bear the same restrictive legends, if any, that were borne by the surrendered certificates representing the Class A Ordinary Shares outstanding prior to the Share Consolidation. No new certificates will be issued until such shareholder has surrendered any outstanding certificates, together with the properly completed and executed letter of transmittal, to the exchange agent. Until surrendered, each certificate representing Class A Ordinary Shares outstanding before the Share Consolidation would continue to be valid and would represent the adjusted number of Class A Ordinary Shares, based on the ratio of the Share Consolidation.

Any shareholder whose share certificates are lost, destroyed or stolen will be entitled to a new certificate or certificates representing post-Share Consolidation Class A Ordinary Shares upon compliance with the requirements that we and our transfer agent customarily apply in connection with lost, destroyed or stolen certificates. Instructions as to lost, destroyed or stolen certificates will be included in the letter of instructions from the exchange agent.

Upon the Share Consolidation, we intend to treat shareholders holding our Class A Ordinary Shares in “street name,” through a bank, broker or other nominee, in the same manner as registered shareholders whose Class A Ordinary Shares are registered in their names. Banks, brokers and other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding our Class A Ordinary Shares in “street name.” However, such banks, brokers and other nominees may have different procedures than registered shareholders for processing the Share Consolidation. If you hold your Class A Ordinary Shares in “street name” with a bank, broker or other nominee, and if you have any questions in this regard, we encourage you to contact your bank, broker or nominee.

YOU SHOULD NOT DESTROY YOUR SHARE CERTIFICATES AND YOU SHOULD NOT SEND THEM NOW. YOU SHOULD SEND YOUR SHARE CERTIFICATES ONLY AFTER YOU HAVE RECEIVED INSTRUCTIONS FROM THE EXCHANGE AGENT AND IN ACCORDANCE WITH THOSE INSTRUCTIONS.

Book-Entry

The Company’s registered shareholders may hold some or all of their Class A Ordinary Shares electronically in book-entry form with our transfer agent. These shareholders do not have share certificates evidencing their ownership of Class A Ordinary Shares. They are, however, provided with a statement reflecting the number of Class A Ordinary Shares registered in their accounts.

●	If you hold registered Class A Ordinary Shares in book-entry form, you do not need to take any action to receive your post-Share Consolidation Class A Ordinary Shares in registered book-entry form.

●	If you are entitled to post-Share Consolidation Class A Ordinary Shares, a transaction statement will automatically be sent to your address of record by our transfer agent as soon as practicable after the effectiveness of the Share Consolidation indicating the number of Class A Ordinary Shares you hold.

Class B Ordinary Shares

Following the Share Consolidation, the Company’s corporate administrator for the Class B Ordinary Shares will update the register of members of the Company’s Class B Ordinary Shares to reflect the Share Consolidation.

Upon request of the holder of the Class B Ordinary Shares, as appropriate, the corporate administrator of the Class B Ordinary Shares (subject to surrender of the existing share certificates) will issue a new share certificate reflecting the Share Consolidation to the holder of the Class B Ordinary Shares in place of the existing Class B Ordinary Shares to be despatched to the holder of the Class B Ordinary Shares.

Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of our ordinary shares and equity awards granted to them under the Plans.

Federal Income Tax Consequences of the Share Consolidation

The following is a summary of certain United States federal income tax consequences of the Share Consolidation. It does not address any state, local or foreign income or other tax consequences, which, depending upon the jurisdiction and the status of the shareholder/taxpayer, may vary from the United States federal income tax consequences. It applies to you only if you held pre-Share Consolidation ordinary shares as capital assets for United States federal income tax purposes. This discussion does not apply to you if you are a member of a class of our shareholders subject to special rules, such as (a) a dealer in securities or currencies, (b) a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, (c) a bank, (d) a life insurance company, (e) a tax-exempt organization, (f) a person that owns ordinary shares that are a hedge, or that are hedged, against interest rate risks, (g) a person who owns ordinary shares as part of a straddle, conversion, constructive sale or other integrated transaction for tax purposes or (h) a person whose functional currency for tax purposes is not the U.S. dollar. The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing, temporary and proposed regulations under the Code, published rulings and court decisions, all as of the date hereof. These laws, regulations and other guidance are subject to change, possibly on a retroactive basis. We have not sought and will not seek an opinion of counsel or a ruling from the Internal Revenue Service (the “IRS”) regarding the United States federal income tax consequences of the Share Consolidation and there can be no assurance that the IRS or a court will not take a contrary position.

In addition, this discussion does not address any U.S. federal estate, gift or other non-income tax considerations, state, local, or non-U.S. tax considerations, the alternative minimum tax, or the Medicare contribution tax on net investment income.

PLEASE CONSULT YOUR OWN TAX ADVISOR CONCERNING THE CONSEQUENCES OF THE SHARE CONSOLIDATION IN YOUR PARTICULAR CIRCUMSTANCES UNDER THE INTERNAL REVENUE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTION.

Tax Consequences to United States Holders of Ordinary Shares. A United States holder, as used herein, is a shareholder who or that is, for United States federal income tax purposes: (a) a citizen or individual resident of the United States, (b) a corporation (or other entity or arrangement treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (c) an estate whose income is subject to United States federal income tax regardless of its source, or (d) a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) that has otherwise elected to be treated as a United States person under the Code. This discussion applies only to United States holders.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding the U.S. tax consequences of the Share Consolidation.

The Company intends for the transaction to qualify as a ‘‘reorganization’’ within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, and the remainder of the disclosure assumes it will so qualify. However, the Company has not sought and will not seek any ruling from the IRS regarding any matters relating to the transaction, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a contrary position, in which case the consequences of the transaction could be materially different from those described herein.

The Company is not expected to be subject to U.S. federal income tax as a result of the transaction. Further, the Company believes that it is currently treated as a foreign corporation for U.S. federal income tax purposes and that following the Share Consolidation, the Company will continue to be treated as a foreign corporation for U.S. federal income tax purposes. This disclosure assumes such treatment.

Provided that the Share Consolidation qualifies as a ‘‘reorganization’’ within the meaning of Section 368(a) of the Internal Revenue Code, no gain or loss should be recognized by a U.S. holder upon such holder’s exchange of pre-Share Consolidation Class A Ordinary Shares for post-Share Consolidation Class A Ordinary Shares pursuant to the Share Consolidation. The aggregate adjusted basis of the post- Share Consolidation Class A Ordinary Shares received in the transaction will be equal to the U.S. holder’s aggregate adjusted basis of the Class A Ordinary Shares exchanged for such new shares. If a U.S. holder acquired the Company’s Class A Ordinary Shares at different times or at different prices, the basis of each Class A Ordinary Share shall be allocated to the post- Share Consolidation Class A Ordinary Shares received in the exchange in proportion to the fair market value of the Class A Ordinary Shares received. The U.S. holder’s holding period for the post- Share Consolidation Class A Ordinary Shares will include the period during which the U.S. holder held the pre-Share Consolidation Class A Ordinary Shares surrendered in the exchange.

Passive Foreign Investment Company (“PFIC”) Considerations

A foreign corporation is a PFIC if, after the application of certain ‘‘look-through’’ rules, (i) at least 75% of its gross income is ‘‘passive income’’ as that term is defined in the relevant provisions of the Code and IRS rules, or (ii) at least 50% of the average value of its assets produce ‘‘passive income’’ or are held for the production of ‘‘passive income.’’ The Company is not expected to be a PFIC for the current or prior tax year, and is not expected to become a PFIC in the future. However, this conclusion is a factual determination made annually and is subject to change. There can be no assurance that the IRS will not successfully challenge this position or that Company will not be or become a PFIC at some future time.

In general, if the Company is not a PFIC, the U.S. federal tax treatment of the Share Consolidation discussed herein would apply. Similarly, if the Company is determined to be a PFIC, then the tax regulations provide for non-recognition treatment to a U.S. holder that exchanges PFIC shares for PFIC shares as would be the case with the Share Consolidation. However, if the Company had been a PFIC at any time since a U.S. holder acquired the Company’s Ordinary Shares and such U.S. holder exchanges pre-Share Consolidation Class A Ordinary Shares for post-Share Consolidation Class A Ordinary Shares and the Company is not a PFIC in the taxable year of the transaction, the U.S. holder may have to recognize gain but not loss in connection with the transaction. Because the determination of PFIC status is factual in nature, depends on the application of complex U.S. federal income tax rules that are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question, U.S. holders should consult their own tax advisors regarding the classification of the Company as a PFIC, and the effect of the PFIC rules on such holder and the Share Consolidation.

Recommendation of the Board

The Board recommends that you vote “FOR” the following resolution:

THAT with immediate effect upon passing, every thirty (30) issued and unissued Class A Ordinary Shares and Class B Ordinary Shares of the Company of HK$0.001 each (the “Existing Shares”) be consolidated into one (1) share of HK$0.03 each (each a “Consolidated Share”), such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”), so that following the Share Consolidation the authorised share capital of the Company will be changed from HK$380,000.00 divided into 380,000,000 Ordinary Shares of a par value of HK$0.001 each consisting of (i) 333,374,217 Class A Ordinary Shares of a par value of HK$0.001 each, and (ii) 46,625,783 Class B Ordinary Shares of a par value of HK$0.001 each, to HK$380,000.00 divided into 12,666,666.66 Ordinary Shares of a par value of HK$0.03 each of which (i) 11,112,473.90 Class A Ordinary Shares are designated as Class A Ordinary Shares of a par value of HK$0.03 each, and (ii) 1,554,192.76 Class B Ordinary Shares are designated as Class B Ordinary Shares of a par value of HK$0.03 each.

THAT all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will be issued to the shareholders of the Company and the Board shall be authorised to settle as it considers expedient any difficulty resulting from the Share Consolidation and to further deal as the Board in its discretion and as it considers expedient, as appropriate, the treatment of all such issued fractional shares arising on a post-consolidation basis.

The Board of Directors is not aware of any other matters to be submitted to the 2022 EGM. If any other matters properly come before the 2022 EGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

October 28, 2022	By Order of the Board of Directors,

/s/ Dong Hu
	Name:	Dong Hu
	Title:	Chairman, Chief Executive Officer and Chief Financial Officer